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                              November 15, 2021

       Richard Ferrari
       Executive Chairman of the Board
       Tenon Medical, Inc.
       104 Cooper Court
       Los Gatos, CA 95032

                                                        Re: Tenon Medical, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed November 10,
2021
                                                            File No. 333-260931

       Dear Mr. Ferrari:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1 filed November 10, 2021

       Summary Risk Factors, page 10

   1. We note the liquidation preferences on your Series A and Series B preferred stock and that the gross proceeds from
your public offering may be less than $25,000,000. If any
                                                        preferred stock will
remain outstanding after your public offering, please include summary risk factor
disclosure, and a full risk factor, addressing the material risks to your common stockholders
associated with the liquidation preferences on the preferred stock, including that the
liquidation preferences could have the effect of preventing your common stockholders
from receiving any proceeds in the event your company is
                                                        liquidated. If
applicable, please quantify the amounts of the liquidation preferences on any preferred stock
that will remain outstanding after your public offering.
 Richard Ferrari
Tenon Medical, Inc.
November 15, 2021
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Jeanne Bennett at (202) 551-3606 or Terence O'Brien at
(202) 551-
3355 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Ansart at (202) 551-4511 or Tim Buchmiller at
(202) 551-3635
with any other questions.



                                                           Sincerely,
FirstName LastNameRichard Ferrari
                                                           Division of
Corporation Finance
Comapany NameTenon Medical, Inc.
                                                           Office of Life
Sciences
November 15, 2021 Page 2
cc:       Jeffrey P. Wofford, Esq.
FirstName LastName